Exhibit 99.1

JD.com, Inc.

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page(s)
Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2023 and March 31, 2024	F-2 ~ F-3
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income for the Three Months Ended March 31, 2023 and 2024	F-4 ~ F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2023 and 2024	F-6 ~ F-8
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Three Months Ended March 31, 2023 and 2024	F-9
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-10 ~ F-47

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

		As of
	Notes	December 31, 2023	March 31, 2024
		RMB	RMB	US$ Note 2(g)
		(in millions, except share and per share data)
ASSETS
Current assets
Cash and cash equivalents		71,892	81,626	11,305
Restricted cash	4	7,506	7,293	1,010
Short-term investments	4	118,254	90,371	12,516
Accounts receivable, net	7	20,302	17,540	2,429
Advance to suppliers		2,753	2,388	331
Inventories, net	8	68,058	67,994	9,417
Prepayments and other current assets		15,639	12,803	1,773
Amount due from related parties	17	2,114	2,943	408
Assets held for sale		1,292	1,114	154

Total current assets		307,810	284,072	39,343

Non-current assets
Property, equipment and software, net		70,035	71,255	9,869
Construction in progress		9,920	9,501	1,316
Intangible assets, net		6,935	6,626	918
Land use rights, net		39,563	38,646	5,352
Operating lease right-of-use assets	11	20,863	21,503	2,978
Goodwill		19,980	19,980	2,767
Investment in equity investees	6	56,746	55,849	7,735
Marketable securities and other investments	4	80,840	79,572	11,021
Deferred tax assets		1,744	1,712	237
Other non-current assets		14,522	13,106	1,815

Total non-current assets		321,148	317,750	44,008

Total assets		628,958	601,822	83,351

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

		As of
	Notes	December 31, 2023		March 31, 2024
		RMB		RMB		US$ Note 2(g)
		(in millions, except share and per share data)
LIABILITIES

Current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB27,923 million and RMB26,144 million as of December 31, 2023 and March 31, 2024, respectively)

Short-term debts		5,034		5,267		729
Accounts payable	9	166,167		146,831		20,336
Advance from customers		31,625		30,169		4,178
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of RMB182 million and RMB75 million as of December 31, 2023 and March 31, 2024, respectively)		2,097		2,073		287
Taxes payable		7,313		4,773		661
Amount due to related parties	17	1,620		716		99
Accrued expenses and other current liabilities		43,533		48,149		6,668
Operating lease liabilities	11	7,755		7,859		1,088
Liabilities held for sale		506		262		36

Total current liabilities		265,650		246,099		34,082

Non-current liabilities
Deferred revenues (including amounts in relation to traffic support, marketing and promotion services to be provided to related parties of nil and nil as of December 31, 2023 and March 31, 2024, respectively)		964		833		115
Unsecured senior notes	10	10,411		10,432		1,445
Deferred tax liabilities		9,267		9,095		1,260
Long-term borrowings		31,555		32,157		4,454
Operating lease liabilities	11	13,676		14,264		1,976
Other non-current liabilities		1,055		979		136

Total non-current liabilities		66,928		67,760		9,386

Total liabilities		332,578		313,859		43,468

Commitments and contingencies
MEZZANINE EQUITY		614		618		86

SHAREHOLDERS’ EQUITY:
JD.com, Inc. shareholders’ equity
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized; 2,860,222,213 Class A ordinary shares issued and 2,820,978,543 outstanding, 323,212,124 Class B ordinary shares issued and 316,685,372 outstanding as of December 31, 2023; 2,860,267,713 Class A ordinary shares issued and 2,737,205,529 outstanding, 323,166,624 Class B ordinary shares issued and 316,655,706 outstanding as of March 31, 2024)		—	*	—	*	—	*
Additional paid-in capital		184,204		184,043		25,490
Statutory reserves		6,109		6,108		846
Treasury stock		(3,409)		(11,451)		(1,586)
Retained earnings		44,051		42,916		5,943
Accumulated other comprehensive income		903		764		106

Total JD.com, Inc. shareholders’ equity		231,858		222,380		30,799
Non-controlling interests		63,908		64,965		8,998

Total shareholders’ equity		295,766		287,345		39,797

Total liabilities, mezzanine equity and shareholders’ equity		628,958		601,822		83,351

*	Absolute amount is less than 1 million.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income

		Three months ended March 31,
	Notes	2023	2024
		RMB	RMB	US$ Note 2(g)
		(in millions, except share and per share data)
Net revenues
Net product revenues	2(s)	195,564	208,508	28,878
Net service revenues	2(s)	47,392	51,541	7,138

Total net revenues		242,956	260,049	36,016

Cost of revenues		(206,938)	(220,279)	(30,507)
Fulfillment		(15,371)	(16,806)	(2,328)
Marketing		(8,005)	(9,254)	(1,282)
Research and development		(4,186)	(4,034)	(559)
General and administrative		(2,501)	(1,976)	(274)
Gain on sale of development properties		472	—	—

Income from operations		6,427	7,700	1,066

Other income/(expense)
Share of results of equity investees	6	(821)	(730)	(101)
Interest expenses		(590)	(601)	(83)
Others, net	12	2,792	2,696	373

Income before tax		7,808	9,065	1,255
Income tax expenses	13	(1,609)	(1,700)	(235)

Net income		6,199	7,365	1,020

Net income/(loss) attributable to non-controlling interests shareholders		(62)	235	33

Net income attributable to the Company’s ordinary shareholders		6,261	7,130	987

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income

		Three months ended March 31,
	Notes	2023	2024
		RMB	RMB	US$ Note 2(g)
		(in millions, except share and per share data)
Net income		6,199	7,365	1,020
Other comprehensive income/(loss):
Foreign currency translation adjustments		(1,166)	39	5

Total comprehensive income		5,033	7,404	1,025
Total comprehensive income/(loss) attributable to non-controlling interests shareholders		(381)	413	57

Total comprehensive income attributable to the Company’s ordinary shareholders		5,414	6,991	968

Net income per share	16
Basic		1.99	2.28	0.32
Diluted		1.96	2.27	0.31
Weighted average number of shares
Basic		3,139,192,094	3,126,409,229	3,126,409,229
Diluted		3,180,045,066	3,144,028,808	3,144,028,808

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2023	2024
	RMB	RMB	US$
			Note 2(g)
	(in millions)
Cash flows from operating activities:
Net income	6,199	7,365	1,020
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	1,960	2,217	307
Share-based compensation	1,474	759	105
Losses from disposal of property, equipment and software	6	22	3
Deferred income tax	(66)	(173)	(24)
Amortization of discounts and issuance costs of the unsecured senior notes	3	3	— *
Allowance for doubtful accounts	103	37	5
Impairment of investments	26	120	17
Fair value change of long-term investments	(902)	6	1
Gains from acquirements or disposals of businesses and investments	(12)	(49)	(7)
Gain on sale of development properties	(472)	—	—
Share of results of equity investees	821	730	101
Foreign exchange (gains)/losses	(162)	36	5
Changes in operating assets and liabilities:
Accounts receivable	4,838	2,673	370
Advance to suppliers	923	366	51
Inventories	14,649	64	9
Prepayments and other current assets	47	1,453	201
Amount due from related parties	(72)	(126)	(17)
Operating lease right-of-use assets	284	(640)	(89)
Accounts payable	(38,588)	(17,480)	(2,421)
Advance from customers	(3,775)	(1,456)	(202)
Deferred revenues	(1,103)	(125)	(17)
Taxes payable	(2,334)	(2,536)	(351)
Amount due to related parties	(229)	(904)	(125)
Accrued expenses and other current liabilities	(4,222)	(3,864)	(535)
Operating lease liabilities	(209)	692	96
Other	(794)	(505)	(70)

Net cash used in operating activities	(21,607)	(11,315)	(1,567)

*	Absolute amount is less than 1 million.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2023	2024
	RMB	RMB	US$
			Note 2(g)
	(in millions)
Cash flows from investing activities:
Purchase of short-term investments	(41,953)	(24,299)	(3,365)
Maturity of short-term investments	60,458	54,348	7,527
Cash received from disposal of investment securities	1,746	180	25
Prepayments and investments in equity investees	(787)	(12)	(2)
Cash received from disposal of equity investments	120	82	11
Cash paid for loan originations	(16,280)	(19,821)	(2,745)
Cash received from loan repayments	16,804	20,560	2,848
Purchase of property, equipment and software	(879)	(657)	(91)
Disposal of equipment and other assets	3	5	1
Purchase of intangible assets	(2)	—	—
Cash paid for asset acquisitions, net of cash acquired	(53)	(180)	(25)
Purchase of land use rights	(2,814)	(324)	(45)
Cash paid for construction in progress	(1,975)	(2,426)	(336)
Cash received from sale of development properties	2,507	701	97
Loans settled by/(provided to) JD Technology	(189)	50	7
Other investing activities	(14)	207	28

Net cash provided by investing activities	16,692	28,414	3,935

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2023	2024
	RMB	RMB	US$
			Note 2(g)
	(in millions)
Cash flows from financing activities:
Repurchase of ordinary shares	(1,052)	(8,363)	(1,158)
Proceeds from issuance of ordinary shares pursuant to share-based awards	1	16	2
Capital injection from non-controlling interest shareholders	1,462	27	4
Acquisition of additional equity interests in non-wholly owned subsidiaries	(217)	(18)	(2)
Proceeds from short-term borrowings	9,181	780	108
Repayment of short-term borrowings	—	(411)	(57)
Proceeds from long-term borrowings	649	876	121
Repayment of long-term borrowings	(8,236)	(341)	(47)
Other financing activities	(533)	(11)	(2)

Net cash provided by/(used in) financing activities	1,255	(7,445)	(1,031)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(726)	(130)	(18)

Net increase/(decrease) in cash, cash equivalents, and restricted cash	(4,386)	9,524	1,319
Cash, cash equivalents, and restricted cash at beginning of the period, including cash and cash equivalents classified within assets held for sale	85,156	79,451	11,004
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of the period	(41)	(53)	(8)

Cash, cash equivalents, and restricted cash at beginning of the period	85,115	79,398	10,996

Cash, cash equivalents, and restricted cash at end of the period, including cash and cash equivalents classified within assets held for sale	80,770	88,922	12,315
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at end of the period	—	(3)	— *

Cash, cash equivalents, and restricted cash at end of the period	80,770	88,919	12,315

Supplemental disclosure of cash flow information:
Cash paid for income taxes	(2,355)	(3,563)	(493)
Cash paid for interest	(485)	(638)	(88)
Supplemental disclosures of non-cash investing and financing activities:
Right-of-use assets acquired under operating leases	2,045	2,589	359

*	Absolute amount is less than 1 million

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary shares			Treasury stock		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income/(loss)	Retained earnings	Non-controlling interests	Total shareholders’ equity
	Shares	Amount		Shares	Amount
		RMB			RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except share data)
Balance as of December 31, 2022	3,179,673,067	—	*	(43,993,820)	(2,493)	184,041	3,473	(959)	29,304	60,167	273,533

Dividends	—	—		—	—	—	—	—	(6,791)	—	(6,791)
Repurchase of ordinary shares	—	—		(7,678,980)	(1,052)	—	—	—	—	—	(1,052)
Exercise of share-based awards	—	—		12,000	1	— *	—	—	—	—	1
Share-based compensation and vesting of share-based awards	—	—		5,017,864	310	555	—	—	—	619	1,484
Net income/(loss)	—	—		—	—	—	—	—	6,261	(62)	6,199
Foreign currency translation adjustments	—	—		—	—	—	—	(848)	—	(318)	(1,166)
Statutory reserves	—	—		—	—	—	(2)	—	2	—	—
Change of the capital from non-controlling interest shareholders	—	—		—	—	(297)	—	—	—	1,501	1,204
Share of changes in the equity investee’s capital accounts	—	—		—	—	1	—	—	—	—	1

Balance as of March 31, 2023	3,179,673,067	—	*	(46,642,936)	(3,234)	184,300	3,471	(1,807)	28,776	61,907	273,413

Balance as of December 31, 2023	3,183,434,337	—	*	(45,770,422)	(3,409)	184,204	6,109	903	44,051	63,908	295,766

Dividends	—	—		—	—	—	—	—	(8,266)	—	(8,266)
Repurchase of ordinary shares	—	—		(87,504,398)	(8,363)	—	—	—	—	—	(8,363)
Share-based compensation and vesting of share-based awards	—	—		3,701,718	321	(93)	—	—	—	550	778
Net income	—	—		—	—	—	—	—	7,130	235	7,365
Translation adjustments and hedge of net investments in foreign operations, net of tax	—	—		—	—	—	—	(139)	—	178	39
Statutory reserves	—	—		—	—	—	(1)	—	1	—	—
Change of the capital from non-controlling interest shareholders	—	—		—	—	(68)	—	—	—	71	3
Acquisition of subsidiaries and assets	—	—		—	—	—	—	—	—	23	23

Balance as of March 31, 2024	3,183,434,337	—	*	(129,573,102)	(11,451)	184,043	6,108	764	42,916	64,965	287,345

*	Absolute amount is less than 1 million.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1.	Principal activities and organization

JD.com, Inc. (the “Company”) is a leading supply chain-based technology and service provider, providing products and services to consumers, third-party merchants, suppliers and other business partners through its subsidiaries, consolidated variable interest entities (“VIEs”) and consolidated VIEs’ subsidiaries (collectively, the “Group”).

The Group operates e-commerce business, including online retail and online marketplace mainly through its retail mobile apps and www.jd.com website (collectively, “JD Platform”). The Group serves consumers through online retail, focusing on product selection, price and convenience, serves third-party merchants through online marketplace, offering programs that enable the merchants to sell their products on JD Platform and to fulfill the orders either by themselves or through the Group’s logistics services. Leveraging its AI capabilities and technologies, the Group provides a variety of marketing services to business partners through its proprietary advertisement technology platform. Leveraging its leading logistics network, the Group provides integrated supply chain solutions and logistics services, primarily including warehousing and distribution services, express and freight services and other value-added services to third parties, including both third-party merchants and suppliers on JD Platform and other business partners, through JD Logistics, Inc. (“JD Logistics”), the Group’s logistics subsidiary. The Group also operates healthcare business through JD Health International Inc. (“JD Health”), establishes platform for developing and managing modern infrastructure through JINGDONG Property, Inc. (“JD Property”, formerly known as JD Property Group Corporation), empowers industrial development by supply chain technology and services through JINGDONG Industrials, Inc. (“JD Industrials”, formerly known as JD Industrial Technology Inc.) and provides on-demand retail platform services and on-demand delivery services through Dada Nexus Limited (“Dada”).

The Company’s American depositary share (“ADS”) have been listed on the Nasdaq Global Select Market under the symbol “JD” and the Company’s ordinary shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEX”) under the stock codes “9618 (HKD counter)” and “89618 (RMB counter)”.

The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”). The accompanying unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and consolidated VIEs’ subsidiaries.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1.	Principal activities and organization (Continued)

As of March 31, 2024, the Company’s major subsidiaries, consolidated VIEs and consolidated VIEs’ subsidiaries are as follows:

	Equity interest held	Place and date of incorporation
Subsidiaries
Beijing Jingdong Century Trade Co., Ltd. (“Jingdong Century”)	100%	Beijing, China, April 2007
Jiangsu Jingdong Information Technology Co., Ltd.	100%	Jiangsu, China, June 2009
Shanghai Shengdayuan Information Technology Co., Ltd. (“Shanghai Shengdayuan”)	100%	Shanghai, China, April 2011
JD Logistics Holding Limited	63%	Hong Kong, China, August 2011
Jingdong Technology Group Corporation	100%	Cayman Islands, November 2011
JINGDONG Property, Inc.	75%	Cayman Islands, January 2012
JD Logistics, Inc.	63%	Cayman Islands, January 2012
Jingdong E-Commerce (Trade) Hong Kong Co., Ltd.	100%	Hong Kong, China, February 2012
JD.com International Limited	100%	Hong Kong, China, February 2012
Beijing Jingdong Shangke Information Technology Co., Ltd. (“Beijing Shangke”)	100%	Beijing, China, March 2012
Chongqing Jingdong Haijia E-commerce Co., Ltd. (“Chongqing Haijia”)	100%	Chongqing, China, June 2014
JD.com Investment Limited	100%	British Virgin Islands, January 2015
JD Asia Development Limited	75%	British Virgin Islands, February 2015
Suqian Hanbang Investment Management Co., Ltd.	100%	Jiangsu, China, January 2016
Xi’an Jingxundi Supply Chain Technology Co., Ltd. (“Xi’an Jingxundi”)	63%	Shaanxi, China, May 2017
JD Assets Holding Limited	100%	Cayman Islands, March 2018
JD Property Holding Limited	100%	Cayman Islands, March 2018
Beijing Wodong Tianjun Information Technology Co., Ltd. (“Beijing Wodong Tianjun”)	100%	Beijing, China, May 2018
JD Health International Inc.	67%	Cayman Islands, November 2018
JD Jiankang Limited	100%	British Virgin Islands, April 2019
JD Industrial Technology Limited	100%	British Virgin Islands, October 2019
JINGDONG Industrials, Inc.	77%	Cayman Islands, November 2019
Jingdong Logistics Supply Chain Co., Ltd.	63%	Jiangsu, China, June 2020
Jiangsu Huiji Space Technology Co., Ltd. (“Jiangsu Huiji”)	100%	Jiangsu, China, March 2019
JD Sunflower Investment Limited	100%	British Virgin Islands, February 2016
Windcreek Limited	100%	British Virgin Islands, January 2016
Dada Nexus Limited (“Dada”)	53%	Cayman Islands, July 2014

Consolidated VIEs
Beijing Jingdong 360 Degree E-commerce Co., Ltd. (“Jingdong 360”)		Beijing, China, April 2007
Jiangsu Yuanzhou E-commerce Co., Ltd. (“Jiangsu Yuanzhou”)		Jiangsu, China, September 2010
Jiangsu Jingdong Bangneng Investment Management Co., Ltd. (“Jingdong Bangneng”)		Jiangsu, China, August 2015
Xi’an Jingdong Xincheng Information Technology Co., Ltd. (“Xi’an Jingdong Xincheng”)		Shaanxi, China, June 2017
Suqian Juhe Digital Enterprise Management Co., Ltd. (“Suqian Juhe”)		Jiangsu, China, June 2020

Consolidated VIEs’ Subsidiaries
Beijing Jingbangda Trade Co., Ltd. (“Beijing Jingbangda”)		Beijing, China, August 2012

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1.	Principal activities and organization (Continued)

•	Organization

The Company was incorporated in the British Virgin Islands (“BVI”) in November 2006 and was re-domiciled in the Cayman Islands in January 2014 as an exempted company registered under the laws of the Cayman Islands.

In April 2007, April 2011, May 2017, March 2019 and June 2019, the Company established Jingdong Century, Shanghai Shengdayuan, Xi’an Jingxundi, Jiangsu Huiji and Beijing Jingdong Jiankang Co., Ltd. (“Beijing Jingdong Jiankang”) as wholly foreign-owned enterprises in the PRC, respectively. In April 2007, September 2010, August 2015, June 2017, June 2019 and June 2020, Jingdong 360, Jiangsu Yuanzhou, Jingdong Bangneng, Xi’an Jingdong Xincheng, Suqian Jingdong Tianning Jiankang Technology Co., Ltd. (“Suqian Jingdong Tianning”) and Suqian Juhe were incorporated in the PRC, respectively. The paid-in capital of each of these entities was funded by the Company, and they were established to facilitate the Group’s operation and business expansion plans and comply with the PRC laws and regulations which prohibit or restrict foreign ownership of the companies where the PRC operating licenses are required. By entering into a series of agreements, Jingdong 360, Jiangsu Yuanzhou and Jingdong Bangneng became VIEs of Jingdong Century, Xi’an Jingdong Xincheng became a VIE of Xi’an Jingxundi, Suqian Jingdong Tianning became a VIE of Beijing Jingdong Jiankang and Suqian Juhe became a VIE of Jiangsu Huiji. Consequently, Jingdong Century became the primary beneficiary of Jingdong 360, Jiangsu Yuanzhou and Jingdong Bangneng, Xi’an Jingxundi became the primary beneficiary of Xi’an Jingdong Xincheng, Beijing Jingdong Jiankang became the primary beneficiary of Suqian Jingdong Tianning and Jiangsu Huiji became the primary beneficiary of Suqian Juhe. In September 2022, the Group renewed certain agreements, among which Jiangsu Yuanzhou and Jingdong Bangneng became VIEs of Shanghai Shengdayuan and Shengdayuan became the primary beneficiary of Jiangsu Yuanzhou and Jingdong Bangneng.

•	Consolidated variable interest entities

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and other restricted businesses in the Chinese mainland through certain PRC domestic companies, whose equity interests are held by certain individuals (“Nominee Shareholders”). The Group obtained control over these PRC domestic companies by entering into a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements are substantially similar in key aspects governing the contractual arrangements with a variable interest entity of the Group, include loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, as applicable, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreement and business operation agreements. These contractual agreements can be extended at the Group’s relevant PRC subsidiaries’ options prior to the expiration date. Management concluded that these PRC domestic companies are consolidated VIEs of the Group, of which the Group is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s unaudited interim condensed consolidated financial statements. Refer to Note 2(b) to the unaudited interim condensed consolidated financial statements for the principles of consolidation.

The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) that the Group, through its subsidiaries, entered into with the consolidated VIEs and their Nominee Shareholders:

•	Loan agreements

Pursuant to the relevant loan agreements, the Group’s relevant PRC subsidiaries have granted interest-free loans to the relevant Nominee Shareholders of the VIEs with the sole purpose of providing funds necessary for the capital injection to the relevant VIEs. The loans for initial and subsequent capital injections are eliminated with the capital of the relevant VIEs during consolidation. The Group’s relevant PRC subsidiaries can require the Nominee Shareholders to settle the loan amount with the equity interests of the relevant VIEs, subject to any applicable PRC laws, rules and regulations. The loan agreements are renewable upon expiration.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1.	Principal activities and organization (Continued)

•	Exclusive purchase option agreements

The Nominee Shareholders of the VIEs have granted the Group’s relevant PRC subsidiaries the exclusive and irrevocable rights to purchase from the Nominee Shareholders, to the extent permitted under the PRC laws and regulations, part or all of the equity interests in these entities for a purchase price equal to the lowest price permitted by the PRC laws and regulations. The Group’s relevant PRC subsidiaries may exercise such option at any time. In addition, the VIEs and their Nominee Shareholders have agreed that without prior written consent of the Group’s relevant PRC subsidiaries, they will not transfer or otherwise dispose the equity interests or declare any dividend.

•	Exclusive technology consulting and services agreements or exclusive business cooperation agreements

The Group’s relevant PRC subsidiaries and relevant VIEs entered into exclusive technology consulting and services agreements or exclusive business cooperation agreements, as applicable, under which the relevant VIEs engage the Group’s relevant PRC subsidiaries as their exclusive provider of technical platform and technical support, business support, maintenance and other services. The VIEs shall pay to the Group’s relevant PRC subsidiaries service fees determined based on the volume and market price of the service provided. All the benefits and interests generated from the agreements, including but not limited to intellectual property rights, know-how and trade secrets, will be the Group’s relevant PRC subsidiaries’ sole and exclusive rights. During the term of the agreements, the relevant VIEs may not enter into any agreement with third parties for the provision of identical or similar services without prior consent of the Group’s relevant PRC subsidiaries.

•	Equity pledge agreements

Pursuant to the relevant equity pledge agreements, the Nominee Shareholders of the VIEs have pledged all of their equity interests in the relevant VIEs to the Group’s relevant PRC subsidiaries as collateral for all of their payments due to the Group’s relevant PRC subsidiaries and to secure their obligations under the above agreements. The Nominee Shareholders may not transfer or assign the equity interests, the rights and obligations in the equity pledge agreements or create or permit to create any pledges which may have an adverse effect on the rights or benefits of the Group’s relevant PRC subsidiaries without the Group’s relevant PRC subsidiaries’ preapproval. The Group’s relevant PRC subsidiaries are entitled to transfer or assign in full or in part the equity interests pledged. In the event of default, the Group’s relevant PRC subsidiaries as the pledgee, will be entitled to request immediate repayment of the loans or to dispose of the pledged equity interests through transfer or assignment.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1.	Principal activities and organization (Continued)

•	Powers of attorney

Pursuant to the irrevocable powers of attorney, each of the Nominee Shareholders appointed any person designated by the Group’s relevant PRC subsidiaries as their attorney-in-fact to exercise all shareholder rights under the PRC laws and the relevant articles of association, including but not limited to, voting on their behalf on all matters requiring shareholder approval, disposing of all or part of the Nominee Shareholders’ equity interests, and electing, appointing or removing directors and the general managers of the VIEs. Each power of attorney will remain in force during the period when the Nominee Shareholders continue to be the shareholders of the VIEs. Each of the Nominee Shareholders has waived all the rights which have been authorized to the person designated by the Group’s relevant PRC subsidiaries under each power of attorney.

•	Business operation agreements

Pursuant to the business operation agreements, the relevant Nominee Shareholders of the VIEs must appoint the candidates nominated by the Group’s relevant PRC subsidiaries to be the directors on the VIEs’ board of directors in accordance with applicable laws and the articles of association of the VIEs, and must cause the persons recommended by the Group’s relevant PRC subsidiaries to be appointed as the VIEs’ general manager, chief financial officer and other senior executives.

•	Risks in relations to the VIE structure

The Company believes that the contractual arrangements among its subsidiaries, the VIEs and their owners are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the unaudited interim condensed consolidated financial statements. The Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholders’ approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholders’ voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with the VIEs are found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or potentially be forced to relinquish Company’s interests in those operations. The Company believes the possibility that it will no longer be able to control and consolidate the VIEs as a result of the aforementioned risks is remote.

In accordance with the Contractual Agreements, the Group’s relevant PRC subsidiaries have the power to direct activities of the consolidated VIEs, and can have assets transferred out of the consolidated VIEs. Therefore, the Group’s relevant PRC subsidiaries consider that there is no asset in the consolidated VIEs that can be used only to settle their obligations except for registered capitals and the PRC statutory reserves of the consolidated VIEs amounting to RMB3,378 million as of March 31, 2024. As the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Group’s relevant PRC subsidiaries for all the liabilities of the consolidated VIEs.

Currently there is no contractual arrangement that could require the Group’s relevant PRC subsidiaries or the Group to provide additional financial support to the consolidated VIEs. As the Group conducts certain businesses in the Chinese mainland through the consolidated VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

2.	Summary of significant accounting policies

a. Basis of presentation

The unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying unaudited interim condensed consolidated financial statements are summarized below. All amounts, except for share, per share data or otherwise noted, are rounded to the nearest million.

b. Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIEs for which the Company is the ultimate primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A consolidated VIE is an entity in which the Company, or its subsidiaries, through the Contractual Arrangements, bear the risks of, and enjoy the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries and the consolidated VIEs have been eliminated upon consolidation.

c. Reclassifications

Certain reclassifications have been made to the prior period’s unaudited interim condensed consolidated financial statements to conform to the current period’s presentation. These reclassifications had no impact on net income/(loss), shareholders’ equity, or cash flows as previously reported.

d. Non-controlling interests

For the Company’s subsidiaries and consolidated VIEs, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s unaudited interim condensed consolidated balance sheets and have been separately disclosed in the Group’s unaudited interim condensed consolidated statements of operations and comprehensive income/(loss) to distinguish the interests from that of the Company. With respect to impairment losses of goodwill and intangible assets of the Company’s subsidiaries and consolidated VIEs, the Company attributes impairment losses on the basis of the relative ownership interests of the parent and non-controlling shareholders.

e. Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates are used for, but not limited to, returns allowance, vendor rebates and customer incentives, determination of the stand-alone selling price (“SSP”), the valuation and recognition of share-based compensation arrangements, taxation, fair value of assets and liabilities acquired in business combinations, fair value of certain equity investees, assessment for impairment of long-lived assets, investment in equity investees, marketable securities and goodwill, allowance for doubtful accounts including expected credit losses, inventory reserve for excess and obsolete inventories, lower of cost and net realizable value of inventories, depreciable lives of property, equipment and software, useful lives of intangible assets and the discount rate for lease. Actual results may differ materially from those estimates.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

f. Foreign currency translation

The Group’s reporting currency is RMB. The functional currency of the Group’s entities incorporated in Cayman Islands, BVI, Hong Kong, Singapore and the United States of America generally is U.S. dollars (“US$”). The Group’s PRC subsidiaries and consolidated VIEs generally determined their functional currency to be RMB. The Group’s subsidiaries incorporated in other jurisdictions generally use their respective local currencies as their functional currencies. The determination of the respective functional currency is based on the criteria of ASC Topic 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of “others, net” in the unaudited interim condensed consolidated statements of operations and comprehensive income.

The unaudited interim condensed consolidated financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income as a component of shareholders’ equity.

The Company designates certain non-derivative instruments to hedge its net investments in certain foreign operations, to manage exposure in exchange rates. In December 2023, the Company designated the principal of its 8.3 billion of RMB denominated debt to hedge its US$ denominated net investment in a certain subsidiary with functional currency of RMB. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in “accumulated other comprehensive income”, net of income taxes, while the ineffective portion and the operating costs are recognized in the unaudited interim condensed consolidated statements of operations and comprehensive income. For the three months ended March 31, 2024, the net investment hedge is deemed to be perfectly effective. The gain or loss on the hedging instrument that has been recognized directly in “accumulated other comprehensive income” shall be recognized in the unaudited interim condensed consolidated statements of operations and comprehensive income when the disposal of the foreign subsidiary occurs.

g. Convenience translation

Translations of the unaudited interim condensed consolidated balance sheets, the unaudited interim condensed consolidated statements of operations and comprehensive income and the unaudited interim condensed consolidated statements of cash flows from RMB into US$ as of and for the three months ended March 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2203, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 29, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2024, or at any other rate.

h. Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand, time deposits and highly liquid investments which have original maturities of three months or less.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

i. Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is reported separately on the face of the unaudited interim condensed consolidated balance sheets, and is included in the total cash, cash equivalents, and restricted cash in the unaudited interim condensed consolidated statements of cash flows. The Group’s restricted cash mainly represents security deposits held in designated bank accounts for issuance of bank acceptance and letter of guarantee.

j. Short-term investments

Short-term investments include wealth management products and time deposits placed with banks with original maturities longer than three months but less than one year and maturities less than one year. Wealth management products are certain deposits with variable interest rates or principal not-guaranteed with certain financial institutions. The Group elects the fair value option to record wealth management products with variable interest rates as well as principal not guaranteed and deposits mainly indexed to foreign exchange with maturities less than one year at fair value in accordance with ASC 825 Financial Instruments. Changes in the fair value are reflected in the unaudited interim condensed consolidated statements of operations and comprehensive income. The Group also holds deposits that earn fixed interest rate return only if the Group hold the securities to maturity. As the Group has the positive intent and ability to hold the deposits to maturity, they are classified as held-to-maturity and recorded at amortized cost.

k. Accounts receivable, net

Accounts receivable mainly represent amounts due from customers and online payment channels and are recorded net of allowance for doubtful accounts.

The Group, in collaboration with Jingdong Technology Holding Co., Ltd. (“JD Technology”, formerly known as Jingdong Digits Technology Holding Co., Ltd.), provides consumer financing to the qualified customers in the online retail business, such consumer financing receivables are recorded as accounts receivable. Due to the legacy contractual arrangements with JD Technology, the Group remains as the legal owner of the consumer financing receivables, where JD Technology performs the related credit assessment and is obligated to purchase the consumer financing receivables past due over certain agreed period of time from the Group at carrying values to absorb the risks and obtain the returns from such financing arrangements, as such, no allowance for doubtful accounts were provided. The Group, in collaboration with JD Technology, periodically securitizes consumer financing receivables through the transfer of those assets to securitization vehicles, please refer to Note 2(p).

Other than the accounts receivable arising from the consumer financing, the Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Group uses the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor the Group’s receivables within the scope of expected credit losses model, along with reasonable and supportable forecasts as a basis to develop the Group’s expected loss estimates. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

l. Inventories, net

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventories is mainly determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as inventory aging, historical and forecasted consumer demand, and market conditions that impact pricing. The Group takes ownership, risks and rewards of the products purchased, but has arrangements to return unsold goods with certain vendors. Write downs are recorded in cost of revenues in the unaudited interim condensed consolidated statements of operations and comprehensive income.

The Group also provides fulfillment-related services in connection with the Group’s online marketplace. Third-party merchants maintain ownership of their inventories and therefore these products are not included in the Group’s inventories.

m. Loan receivables, net

Loan receivables represent the consumer financing, in collaboration with JD Technology, provided to qualified individual customers on the Group’s online marketplace. Due to the legacy contractual arrangements with JD Technology, the Group remains as the legal owner of the consumer financing receivables, including such loan receivables, where JD Technology performs the related credit assessment and absorbs the credit risks. The loan terms extended to the customers generally range from 1 month to 24 months. As JD Technology is obligated to purchase the receivables past due over certain agreed period of time from the Group at carrying values to absorb the credit risks, no provision for doubtful accounts was recorded for the three months ended March 31, 2023 and 2024. The loan receivables were measured at amortized cost and reported in the unaudited interim condensed consolidated balance sheets at outstanding principal. As of December 31, 2023, and March 31, 2024, the loan receivables with the collection period less than one year amounting to RMB1,711 million and RMB1,067 million, respectively, were classified into prepayments and other current assets in the unaudited interim condensed consolidated balance sheets. As of December 31, 2023, and March 31, 2024, the loan receivables with the collection period over one year amounting to RMB251 million and RMB128 million, respectively, were classified into other non-current assets in the unaudited interim condensed consolidated balance sheets. Cash paid for loan originations and cash received from loan repayments are classified as investing activities in the unaudited interim condensed consolidated statements of cash flows. The Group, in collaboration with JD Technology, periodically securitizes loan receivables through the transfer of those assets to securitization vehicles, please refer to Note 2(p).

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

n. Investment in equity investees

Investment in equity investees represents the Group’s investments in privately held companies, publicly traded companies and private equity funds. The Group applies the equity method of accounting to account for an equity investment, in common stock or in-substance common stock, according to ASC Topic 323, Investment—Equity Method and Joint Ventures (“ASC 323”), over which it has significant influence but does not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investees are recorded in “share of results of equity investees” in the unaudited interim condensed consolidated statements of operations and comprehensive income and its share of post-acquisition movements of accumulated other comprehensive income are recorded in accumulated other comprehensive income as a component of shareholders’ equity. The Group records its share of the results of equity investments in publicly listed companies and certain privately held companies on one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.

The Group continually reviews its investment in equity investees under equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

Private equity funds pursue various investment strategies, including event driven and multi-strategy. Investments in private equity funds generally are not redeemable due to the closed-ended nature of these funds. These private equity funds, over which the Group does not have the ability to exercise significant influence, are accounted for under the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”).

The Group’s equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative (the “Measurement Alternative”) in accordance with ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in “others, net” in the unaudited interim condensed consolidated statements of operations and comprehensive income. The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in “others, net” in the unaudited interim condensed consolidated statements of operations and comprehensive income if there is any. When the investments become qualified for use of the equity method, the Group remeasures the previously held interest in the investments at fair value, if any observable price changes in orderly transactions identified for an identical or a similar investment, immediately before it applying the equity method, in accordance with ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323).

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

o. Marketable securities and other investments

The Group invests in marketable equity securities and other investments to meet business objectives. The marketable securities are classified as investments with readily determinable fair values, which are reported at fair value in the unaudited interim condensed consolidated balance sheets, the unrealized gains and losses on equity securities are recorded in “others, net” in the unaudited interim condensed consolidated statements of operations and comprehensive income under ASU 2016-01.

Other investments are comprised of time deposits placed with banks and wealth management products with maturities more than one year. For wealth management products with variable interest rates as well as principal not guaranteed and deposits mainly indexed to foreign exchange, the Group elected the fair value option to account for them at fair value with changes in fair value recorded under “others, net” in the unaudited interim condensed consolidated statement of operations and comprehensive income. For wealth management products and deposits that earn fixed interest rate return only if the Group held the securities to maturity, the Group classified them as held-to-maturity and recorded at amortized cost considering its positive intent and ability to hold them to maturity.

p. Nonrecourse securitization debt and transfer of financial assets

The Group, in collaboration with JD Technology, periodically securitizes accounts receivable and loan receivables arising from consumer financing through the transfer of those assets to securitization vehicles. The securitization vehicles then issue (1) debt securities to third-party investors and JD Technology, or (2) trust beneficiary rights to the Group which are immediately transferred to third-party investors, collateralized by the transferred assets. The asset-backed debt securities issued by the securitization vehicles and the trust beneficiary rights transferred by the Group are nonrecourse to the Group and are payable only out of collections on their respective underlying collateralized assets.

The securitization vehicles are considered variable interest entities pursuant to ASC Topic 810, Consolidation. The Group will consolidate the securitization vehicles when economic interests are retained in the form of subordinated interests, and acting as the servicer of securitization vehicles. Accordingly, the Group is precluded from recording the related transfers of assets in securitization transactions as sales. Asset-backed debt securities issued by the consolidated securitization vehicles are accounted for as the financing type transactions.

The Group does not consolidate the securitization vehicles when no economic interests are retained by the Group, and the Group has no continuing involvements, including the servicer of the securitization vehicles. Transfers are accounted for as sale and corresponding transferred accounts receivable are de-recognized in the unaudited interim condensed consolidated balance sheets pursuant to ASC Topic 860, Transfers and Servicing (“ASC 860”), only if they meet all of the three criteria: (i) the transferred financial assets have been isolated from the transferor and its creditor, (ii) each transferee has the rights to pledge or exchange the transferred assets, or the transferor has no continuing involvement with the transferred financial assets, and (iii) the transferor does not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets. Otherwise, the transfers of the assets are accounted for as a financing type transaction if the conditions in ASC 860-10-40-5 are not met. The under common control relationship of the transferor and transferee should be ignored when applying ASC 860, as long as the transferee is not consolidated by the transferor. The gain/loss recorded upon the sale accounting was immaterial for the periods presented.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

q. Unsecured senior notes and long-term borrowings

Unsecured senior notes are recognized initially at fair value, net of debt discounts or premiums and debt issuance costs. Debt discounts or premiums and debt issuance costs are recorded as a reduction of the principal amount and the related accretion is recorded as interest expense in the unaudited interim condensed consolidated statements of operations and comprehensive income over the maturities of the notes using the effective interest method.

Long-term borrowings are recognized at carrying amount. Interest expense is accrued over the estimated term of the facilities and recorded in the unaudited interim condensed consolidated statements of operations and comprehensive income.

r. Fair value

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Group measures certain financial assets, including investments under the equity method on other-than-temporary basis, investments under the Measurement Alternative, intangible assets, goodwill and fixed assets at fair value when an impairment charge is recognized.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

s. Revenues

Consistent with the criteria of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), the Group recognizes revenues when the Group satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when the customer obtains control of that asset.

In accordance with ASC 606, the Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group is a principal, that the Group obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Group is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which the Group earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value added taxes.

The Group recognizes revenues net of discounts and return allowances when the products are delivered and title is passed to customers. Significant judgement is required to estimate return allowances. For online retail business with return conditions, the Group reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. As of December 31, 2023 and March 31, 2024, liabilities for return allowances were RMB950 million and RMB1,023 million, respectively, which were included in “Accrued expenses and other current liabilities”. The rights to recover products from customers associated with the Group’s liabilities for return allowances are the Group’s assets, which were RMB989 million and RMB1,072 million as of December 31, 2023 and March 31, 2024, respectively, and were included in “Prepayments and other current assets”.

The Group also sells prepaid cards which can be redeemed to purchase products sold on the JD Platform. In accordance with ASC 606, the cash collected from the sales of prepaid cards is initially recorded in advance from customers in the unaudited interim condensed consolidated balance sheets and subsequently recognized as revenues upon the sales of the respective products through redemption of prepaid cards are completed. The Group recognizes revenues from estimated unredeemed prepaid cards over the expected customer redemption periods, rather than waiting until prepaid cards expire or when the likelihood of redemption becomes remote in accordance with ASC 606.

Revenue arrangements with multiple deliverables are divided into separate units of accounting based on the SSP of each separate unit. In instances where SSP is not directly observable, such as the Group does not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables, considerations are allocated using estimated selling prices. Determining the SSP of each separate unit may require significant judgments, and significant assumptions and estimates have been made in estimating the relative selling price of each single-element.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

s. Revenues (Continued)

Net Product Revenues

The Group recognizes the product revenues from the online retail business on a gross basis as the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods. Revenues from the sales of electronics and home appliance products were RMB116,999 million, and RMB123,212 million, and revenues from the sales of general merchandise products were RMB78,565 million, and RMB85,296 million, for the three months ended March 31, 2023 and 2024, respectively. The Group’s net product revenues were mainly generated by the JD Retail segment.

Net Service Revenues

The Group charges commission fees to third-party merchants for participating in the Group’s online marketplace, where the Group generally is acting as an agent and its performance obligation is to arrange for the provision of the specified goods or services by those third-party merchants. Upon successful sales, the Group charges the third-party merchants a negotiated amount or a fixed rate commission fee based on the sales amount. Commission fee revenues are recognized on a net basis at the point of delivery of products, net of return allowances.

The Group provides marketing services to third-party merchants, suppliers and other business partners on its various website channels and third-party marketing affiliate’s websites, including but not limited to pay for performance marketing services on which the customers are charged based on effective clicks on their product information, and display advertising services that allow customers to place advertisements on various websites. The Group recognizes revenues from pay for performance marketing services based on effective clicks, and recognizes revenues from display advertising services ratably over the period during which the advertising services are provided or on the number of times that the advertisement has been displayed based on cost per thousand impressions. The Group did not enter into material advertising-for-advertising barter transactions for the periods presented.

The Group opens its fulfillment infrastructure by offering integrated supply chain solutions and logistics services to third parties through JD Logistics, primarily including warehousing and distribution services, express and freight delivery services and other value-added services. Revenues generated from these services are primarily recognized over time as the Group performs the services in the contracts because of the continuous transfer of control to the customers.

JD Plus memberships provide the Group’s core customers with a better shopping experience, access to an evolving suite of benefits that represent a single stand-ready obligation. Subscriptions are paid for at the time of or in advance of delivering the services. Revenues from such arrangements are recognized over the subscription period.

The Group offers comprehensive customer services, primarily include 7*24 hours customer services to respond to customers’ post-sales requests, return and exchange services to facilitate customers’ return, exchange and repair of defective goods. These services are free of charge. The Group also provides return/exchange logistics services to the customers, of which the revenues recognized were not material for the periods presented.

The Group also provides on-demand retail platform services and on-demand delivery services through Dada. For on-demand retail platform services, the Group acts as an agent and charges the retailer a fixed rate commission fee based on the sales amount and commission fee revenues on a net basis at the point of delivery of merchandise upon successful sales. For on-demand delivery services, the Group acts as an agent and recognizes revenues on a net basis at the point of delivery of merchandise. In addition, the Group fulfills the delivery needs of retailers and other business customers on Dada’s platforms, the Group has determined that it acts as the principal in these transactions and recognizes revenues on a gross basis at a fixed rate or a pre-determined amount for each completed delivery.

Revenues from online marketplace and marketing services were RMB19,062 million and RMB19,289 million for the three months ended March 31, 2023 and 2024, respectively, which were mainly generated by the JD Retail segment. Revenues from logistics and other services were RMB28,330 million and RMB32,252 million for the three months ended March 31, 2023 and 2024, respectively, which were mainly generated by the JD Logistics segment.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

t. Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional rights to payment.

Unearned revenues consist of payments received or awards to customers related to unsatisfied performance obligation at the end of the period, included in current and non-current deferred revenues and advance from customers in the Group’s unaudited interim condensed consolidated balance sheets. As of December 31, 2023, the Group’s total unearned revenues were RMB29,143 million, of which RMB5,236 million was recognized as revenues for the three months ended March 31, 2024. The Group’s total unearned revenues were RMB27,485 million as of March 31, 2024.

The Group applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. These costs include certain partner sales incentive programs. The Group has no material incremental costs of obtaining contracts with customers that the Group expects the benefit of those costs to be longer than one year which need to be recognized as assets.

u. Customer incentives and loyalty programs

The Group provides two types of discounted coupons, referred to as D Coupons and J Coupons, for free to its customers to incentivize purchase.

•

D Coupons are given to a customer upon current purchase or can be given for free to promote future purchases. This coupon requires the customer to make future purchase of a minimum value in order to enjoy the value provided by the coupon. The rights to purchase discounted products in the future does not represent a material rights to the customer. The Group assesses the significance of the discount by considering its percentage of the total future minimum purchase value, historical usage pattern by the customers and relative outstanding volume and monetary value of D Coupons compared to the other discounts offered by the Group. D Coupons are accounted for as a reduction of revenues on the future purchase.

•

J Coupons are given to a customer upon their qualified purchase or can be given for free to promote future purchases and are to be used on a future purchase, with no limitation as to the minimum value of the future purchase. Accordingly, the Group has determined that J Coupons awarded are considered as a separate performance obligation within the scope of ASC 606, as J Coupons represent a material rights to the customer. Therefore, the delivered products and J Coupons awarded are treated as two distinct performance obligations identified in the contract. The total sales consideration is allocated based on management’s best estimate of the relative SSP of each performance obligation. The amount allocated to J Coupons is deferred and recognized when J Coupons are redeemed or at the coupon’s expiration, whichever occurs first. For the three months ended March 31, 2023 and 2024, the amounts of expired J Coupons were not material.

Registered customers may also earn J Beans, which were launched based on certain activities performed on the Group’s website by the customers and can be used against qualified purchases on JD Platform, which will directly reduce the amount paid by the customer, or redeemed for D Coupons that can be used in certain shops on JD Platform. The Group considers J Beans awarded to be a separate performance obligation identified in the contract. Therefore, the sales consideration is allocated to the products and J Beans based on the relative SSP of the products and J Beans awarded. Consideration allocated to J Beans is initially recorded as deferred revenues, and recognized as revenues when J Beans are used or expired. J Beans will expire at the subsequent year end after issuance. For the three months ended March 31, 2023 and 2024, the amounts of expired J Beans were not material.

v. Cost of revenues

Cost of revenues consists primarily of purchase price of products, inbound shipping charges, write-downs of inventories, traffic acquisition costs related to online marketing services, and cost related to logistics services provided to third parties.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

w. Rebates and subsidies

The Group periodically receives considerations from certain vendors, representing rebates for products sold and subsidies for the sales of the vendors’ products over a period of time. The rebates are not sufficiently separable from the Group’s purchase of the vendors’ products and they do not represent a reimbursement of costs incurred by the Group to sell vendors’ products. The Group accounts for the rebates received from its vendors as a reduction to the prices it pays for the products purchased and therefore the Group records such amounts as a reduction of cost of revenues when recognized in the unaudited interim condensed consolidated statements of operations and comprehensive income. Rebates are earned upon reaching minimum purchase thresholds for a specified period. When volume rebates can be reasonably estimated based on the Group’s past experiences and current forecasts, a portion of the rebates is recognized as the Group makes progress towards the purchase threshold. Subsidies are calculated based on the volume of products sold through the Group and are recorded as a reduction of cost of revenues when the sales have been completed and the amount is determinable.

x. Fulfillment

Fulfillment expenses consist primarily of (i) expenses incurred in operating the Group’s fulfillment centers, customer service centers and physical stores, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment, processing payment and related transaction costs, (ii) expenses charged by third-party couriers for dispatching and delivering the Group’s products, (iii) lease expenses of warehouses, delivery and pickup stations, and physical stores, and (iv) depreciation and amortization of logistics and electronic equipment. The cost related to logistics services provided to third parties is classified in cost of revenues in the unaudited interim condensed consolidated statements of operations and comprehensive income. Shipping cost included in fulfillment expenses amounted to RMB7,095 million and RMB7,601 million for the three months ended March 31, 2023 and 2024, respectively.

y. Marketing

Marketing expenses consist primarily of advertising costs, public relations expenditures, and payroll and related expenses for employees involved in marketing and business development activities. The Group pays commissions to participants in the associates program when their customer referrals result in successful product sales and records such costs in marketing in the unaudited interim condensed consolidated statements of operations and comprehensive income.

Advertising costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, and incentive programs to attract or retain consumers for the Group’s online marketplace, are expensed as incurred, and totaled RMB5,937 million and RMB6,927 million for the three months ended March 31, 2023 and 2024, respectively.

z. Research and development

Research and development expenses consist primarily of payroll and related expenses for research and development employees involved in designing, developing and maintaining technology platform, and application of artificial intelligence, big data and cloud technologies and services, and technology infrastructure costs. Technology infrastructure costs include servers and other equipment depreciation, bandwidth and data center costs, rent, utilities and other expenses necessary to support the Group’s internal and external business. Research and development expenses are expensed as incurred. Software development costs are recorded in “Research and development” as incurred as the costs qualifying for capitalization have been insignificant.

aa. General and administrative

General and administrative expenses consist primarily of employee related expenses for general corporate functions, including accounting, finance, tax, legal and human relations; costs associated with these functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

bb. Income tax

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the unaudited interim condensed consolidated statements of operations and comprehensive income in the period of change. Deferred tax assets and liabilities are classified as non-current in the unaudited interim condensed consolidated balance sheets.

The Group recognizes in its unaudited interim condensed consolidated financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s unaudited interim condensed consolidated financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2023 and March 31, 2024, the Group did not have any significant unrecognized uncertain tax positions.

cc. Leases

In accordance with ASC Topic 842, Leases (“ASC 842”), the Group, using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients, categorizes leases with contractual terms longer than twelve months as either operating or finance lease. However, the Group has no finance leases for any of the periods presented.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. As the implicit rate in lease is not readily determinable for the Group’s operating leases, the Group generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group accounts for lease and non-lease components separately.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

cc. Leases (Continued)

The Group also enters into sale and leaseback transactions. The Group acts as the seller-lessee, transfers its assets to a third-party entity (the buyer-lessor) and then leases the transferred assets back from the buyer-lessor at an arm-length rental price. Upon consideration of ASC Topic 842-40-25-1 and ASC 606, the transfer of the underlying assets is considered as sales, and according to ASC 842, the leaseback transaction is classified as an operating lease. Therefore, the sale and the leaseback of the underlying assets are separately accounted for by the Group. Upon completion of the transaction, the legal titles of these assets are transferred to the third-party entity (the buyer-lessor), and the Group derecognizes these transferred assets and recognizes gains or losses from disposal of these assets in accordance with ASC Topic 360, Property, Plant and Equipment. The leaseback transactions are accounted for under ASC 842, and the ROU assets and lease liabilities are recognized at commencement date accordingly.

The Group leases warehouses, offices, and store space to third-parties. The arrangements are in the nature of operating lease which is neither a sales-type nor direct-financing lease. As such, the underlying assets remain on the Group’s balance sheet at their carrying value and continue to depreciate the assets based on the estimated useful life. Rental revenue should be recognized on a straight-line basis (or another systematic basis if that basis is more representative of the pattern in which income is earned from the underlying assets over the term of the respective lease). The Group records an unbilled rent receivable, which is the amount by which straight-line rental revenue exceeds rents currently billed in accordance with the lease.

dd. Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments from shareholders and distributions to shareholders. Comprehensive income/(loss) for the periods presented primarily includes net income/(loss) and foreign currency translation adjustments.

ee. Net income/(loss) per share

Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the calculation of diluted net income/(loss) per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested restricted share units (“RSUs”) and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. Additionally, the Company takes into account the effect of dilutive shares of entities in which the Company holds equity interests. The dilutive impacts from equity interests mainly include equity investments accounted for using the equity method and the consolidated subsidiaries. The effect mentioned above is not included in the calculation of the diluted income/(loss) per share when inclusion of such effect would be anti-dilutive.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

ff. Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

The Group consolidated Dada since February 28, 2022 and reported the results of Dada as a standalone segment. Then the Group reported four segments, JD Retail, JD Logistics, Dada and New Businesses. JD Retail, including JD Health and JD Industrials, among other components, mainly engage in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. Dada is a local on-demand delivery and retail platform in China. New Businesses mainly include JD Property, Jingxi and overseas businesses.

From the first quarter of 2024, the Company started to report three segments, JD Retail, JD Logistics and New Businesses, to reflect changes made to the reporting structure whose financial information is reviewed by the CODM under the ongoing operating strategies. JD Retail, including JD Health and JD Industrials, among other components, mainly engage in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New Businesses mainly include Dada, JD Property, Jingxi and overseas businesses.

These changes align with the manner in which the Group’s CODM uses financial information to evaluate the performance of, and to allocate resources to, each of the segments. The prior periods’ segment operating results have been retrospectively recast to conform to current period presentation.

gg. Statutory reserves

The Company’s subsidiaries and consolidated VIEs established in the Chinese mainland are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

In addition, in accordance with the PRC Company Laws, the consolidated VIEs, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under the PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

2.	Summary of significant accounting policies (Continued)

hh. Recent accounting pronouncements

Recently issued accounting pronouncements not yet adopted

On November 27, 2023, the FASB issued ASU 2023-07. The amendments improve reportable segment disclosure requirements. Main provisions include: (1) significant segment expenses - public entities are required to disclose significant segment expenses by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss; (2) other segment items - public entities are required to disclose other segment items by reportable segment. Such a disclosure would constitute the difference between reported segment revenues less the significant segment expenses (disclosed) less reported segment profit or loss; (3) multiple measures of a segment’s profit or loss - public entities may disclose more than one measure of segment profit or loss used by the CODM, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with U.S. GAAP measurement principles; (4) CODM-related disclosures - disclosure of the CODM’s title and position is required on an annual basis, as well as an explanation of how the CODM uses the reported measure(s) and other disclosures. (5) entities with a single reportable segment - public entities must apply all of the ASU’s disclosure requirements, as well as all existing segment disclosure and reconciliation requirements in ASC 280; (6) recasting of prior-period segment information to conform to current-period segment information - recasting is required if segment information regularly provided to the CODM is changed in a manner that causes the identification of significant segment expenses to change. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this update retrospectively to all prior periods presented in the financial statements. The Group is currently evaluating the impact of the amendments on its consolidated financial statements.

On December 14, 2023, the FASB issued ASU 2023-09, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. The ASU amends ASC 740-10-50-12 to require public business entities (“PBEs”) to disclose a reconciliation between the amount of reported income tax expense (or benefit) from continuing operations and the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory federal (national) income tax rate of the jurisdiction (country) of domicile. If PBE is not domiciled in the United States, the federal (national) income tax rate in such entity’s jurisdiction (country) of domicile shall normally be used in the rate reconciliation. The amendments prohibit the use of different income tax rates for subsidiaries or segments. Further, PBEs that use an income tax rate in the rate reconciliation that is other than the U.S. income tax rate must disclose the rate used and the basis for using it. The ASU also adds ASC 740-10-50-12A, which requires entities to annually disaggregate the income tax rate reconciliation between the following eight categories by both percentages and reporting currency amounts: (1) State and local income tax, net of federal (national) income tax effect; (2) Foreign tax effects; (3) Effect of changes in tax laws or rates enacted in the current period; (4) Effect of cross-border tax laws; (5) Tax credits; (6) Changes in valuation allowances; (7) Nontaxable or nondeductible items; (8) Changes in unrecognized tax benefits. PBEs must apply the ASU’s guidance to annual periods beginning after December 15, 2024 (2025 for calendar-year-end PBEs). Early adoption is permitted. Entities may apply the amendments prospectively or may elect retrospective application. The Group is currently evaluating the impact of the amendments on its consolidated financial statements.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

3.	Concentration and risks

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments and certain wealth management products and time deposits with maturities more than one year recorded in marketable securities and other investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2023 and March 31, 2024, majority of the Group’s cash and cash equivalents, restricted cash, short-term investments and certain wealth management products and time deposits with maturities more than one year recorded in marketable securities and other investments were held at major financial institutions located in the Chinese mainland and Hong Kong which the management believes are of high credit quality. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash, short-term investments and certain wealth management products and time deposits with maturities more than one year recorded in marketable securities and other investments are financially sound based on publicly available information. Accounts receivable are typically unsecured and are mainly derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. Besides, JD Technology performs the related credit assessment of the consumer financing receivables recorded in the Group’s unaudited interim condensed consolidated balance sheets. JD Technology purchases the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agrees to bear other cost directly related to the consumer financing business to absorb the risks.

4.	Fair value measurement

As of December 31, 2023 and March 31, 2024, information about inputs into the fair value measurement of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair value measurement at reporting date using
Description	Fair Value as of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(RMB in millions)
Assets:
Restricted cash	7,506	—	7,506	—
Short-term investments
Wealth management products	56,847	—	56,847	—
Marketable securities and other investments
Listed equity securities	2,765	2,765	—	—
Wealth management products	2,808	—	2,808	—

Total assets	69,926	2,765	67,161	—

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

4.	Fair value measurement (Continued)

		Fair value measurement at reporting date using
Description	Fair Value as of March 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(RMB in millions)
Assets:
Restricted cash	7,293	—	7,293	—
Short-term investments
Wealth management products	31,302	—	31,302	—
Marketable securities and other investments
Listed equity securities	2,855	2,855	—	—
Wealth management products	750	—	750	—

Total assets	42,200	2,855	39,345	—

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports in its unaudited interim condensed consolidated balance sheets at fair value on a recurring basis.

Short-term investments

Wealth management products with maturities of within one year. The Group elected the fair value option to record wealth management products with variable interest rates and deposits indexed to foreign exchange with maturities less than one year and accounted them at fair value since 2021. The Group values its wealth management products using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. For the three months ended March 31, 2023 and 2024, gain of RMB479 million and RMB407 million resulting from changes in fair value of the wealth management products under fair value option was recorded in “others, net” in the unaudited interim condensed consolidated statements of operations and comprehensive income, respectively.

Marketable securities and other investments

Listed equity securities. The Group values its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

For the three months ended March 31, 2023 and 2024, the unrealized gains of the listed equity securities were RMB566 million and RMB73 million, respectively, which are recognized in “others, net” in the unaudited interim condensed consolidated statements of operations and comprehensive income.

Wealth management products with maturities of more than one year. The Group elected the fair value option to record wealth management products with variable interest rates with maturities more than one year and accounted them at fair value. The Group values its wealth management products using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2. For the three months ended March 31, 2023 and 2024, gains of RMB22 million and RMB4 million resulting from changes in fair value of the wealth management under fair value option were recorded in “others, net” in the unaudited interim condensed consolidated statements of operations and comprehensive income, respectively.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

4.	Fair value measurement (Continued)

Other financial instruments

The followings are other material financial instruments not measured at fair value in the unaudited interim condensed consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Time deposits. Time deposits with original maturities of three months or less, original maturities of longer than three months and maturities of less than one year, and maturities of longer than one year have been classified as cash equivalents, short-term investments and marketable securities and other investments in the unaudited interim condensed consolidated balance sheets, respectively. The fair value of the Group’s time deposits is determined based on the prevailing interest rates in the market, which have been categorized as Level 2 in the fair value hierarchy. As of December 31, 2023 and March 31, 2024, the fair value of time deposits classified as cash equivalents and short-term investments amounted to RMB59,452 million and RMB63,371 million, respectively. As of December 31, 2023 and March 31, 2024, the fair value of time deposits classified as marketable securities and other investments amounted to RMB67,426 million and RMB68,005 million, respectively. The carrying value of time deposits approximates to fair value.

Held-to-maturity debt securities. Wealth management products that the Group has positive intent and ability to hold to maturity are accounted for as held-to-maturity debt securities. The fair value of the Group’s held-to-maturity debt securities is determined based on the prevailing interest rates in the market, which have been categorized as Level 2 in the fair value hierarchy. As of December 31, 2023 and March 31, 2024, the fair value of held-to-maturity debt securities recorded in short-term investments amounted to RMB4,476 million and RMB1,463 million, respectively. As of December 31, 2023 and March 31, 2024, the fair value of held-to-maturity debt securities with maturities longer than one year recorded in “marketable securities and other investments” amounted to RMB7,836 million and RMB7,964 million, respectively. The carrying value of held-to-maturity debt securities approximates to fair value.

Unsecured senior notes. The Group determines the fair value of its unsecured senior notes using quoted prices in less active markets, and accordingly the Group categorizes the unsecured senior notes as Level 2 in the fair value hierarchy. As of December 31, 2023, and March 31, 2024, the fair value of unsecured senior notes amounted to RMB9,445 million and RMB9,538 million, respectively.

Short-term receivables and payables. Accounts receivable and prepayments and other current assets are financial assets with carrying values that approximate to fair value due to their short-term nature. Accounts payable, advance from customers (exclude contract liabilities) and accrued expenses and other current liabilities, are financial liabilities with carrying values that approximate to fair value due to their short-term nature. The Group classifies the valuation techniques that use these inputs as Level 2 in the fair value hierarchy.

Short-term debts and long-term borrowings. Interest rates under the borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The carrying value of short-term debts and long-term borrowings approximates to fair value. The Group classifies the valuation techniques that use these inputs as Level 2 in the fair value hierarchy.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

4.	Fair value measurement (Continued)

Assets and liabilities measured at fair value on a nonrecurring basis

Investment in equity investees. Investments in privately held companies and publicly traded companies included in investment in equity investees in the unaudited interim condensed consolidated balance sheets are reviewed periodically for impairment using fair value measurement. The primary factors that the Group considers include the duration and severity that the fair value of the investment is below its carrying value; post-balance sheet date fair value of the investment; the financial condition, operating performance, strategic collaboration with and the prospects of the investee; the economic or technological environment in which the investee operates; and other entity specific information such as recent financing rounds completed by the investee companies. When the qualitative assessment indicates impairment, the investments in privately held companies without readily determinable fair value were measured using significant unobservable inputs (Level 3). The impairment loss of RMB26 million and RMB120 million were recorded in “others, net” in the unaudited interim condensed consolidated statements of operations and comprehensive income for the three months ended March 31, 2023 and 2024, respectively. As of December 31, 2023 and March 31, 2024, the accumulated impairment of the Group’s investments in privately held companies under the Measurement Alternative was RMB5,132 million and RMB5,252 million, respectively. The valuation methodology used to estimate the fair value of investments in publicly traded companies (Level 1) accounted for under the equity method and associated impairment charges are discussed in Note 6.

5.	JD Technology reorganization

In the first half of 2017, the Group entered into a series of definitive agreements relating to the reorganization of JD Technology. Pursuant to the definitive agreements, the Group disposed all its equity stake of 68.6% in JD Technology so that it held neither legal ownership nor effective control of JD Technology, received RMB14.3 billion in cash and is entitled to a royalty and software technical services fee of 40% of the future pre-tax profit of JD Technology when JD Technology has a positive pre-tax income on a cumulative basis. In addition, the Group would be able to convert its profit sharing right with respect to JD Technology into 40% of JD Technology’s equity interest, subject to applicable regulatory approvals. Upon the completion of the reorganization on June 30, 2017, JD Technology was deconsolidated from the Group. After JD Technology’s additional round of financing in 2018, the Group’s percentage of JD Technology’s pre-tax profit sharing has been diluted to approximately 36%, and if permitted by the regulation, the Group is entitled to convert its profit-sharing right into approximately 36% of JD Technology’s equity interest.

In June 2020, the Group entered into agreements with JD Technology, pursuant to which the Group has, through a consolidated PRC domestic company, acquired an aggregate of 36.8% equity interest in JD Technology by converting the profit sharing right and investing additional RMB1.78 billion in cash in JD Technology. In addition, in June 2020, the shareholders of JD Technology passed a unanimous resolution to restructure JD Technology as a company limited by shares and adopt the dual class voting structure. As a result of this dual class voting shareholding structure, the Group held approximately 18.7% voting power of JD Technology. The transaction has been completed in June 2020. Accordingly, subsequent to the completion of the transaction, investment in JD Technology has been accounted for using equity method, as the Group has significant influence but does not own a majority equity interest or otherwise control. The Group and JD Technology are both controlled by Mr. Richard Qiangdong Liu before and after the transaction, so the acquisition of JD Technology’s equity interest was achieved through an under the common control transaction.

Pursuant to the supplemental agreement entered between JD Technology and its shareholders in June 2020, upon certain redemption events of JD Technology, the Group and Suqian Dongtai Jinrong Investment Management Center, Suqian Mingjin Chuangyuan Enterprise Management Consulting Partnership, Mr. Richard Qiangdong Liu have the obligation to make up the shortfall (if any) of the redemption price to the other shareholders of JD Technology when all other means are exhausted, and the shortfall is capped by the proceeds from the sales of the guarantor’s shares of JD Technology. As the Group and JD Technology both are entities under common control of Mr. Richard Qiangdong Liu, the Group is therefore exempted from recording a guarantee liability in its unaudited interim condensed consolidated financial statements. Based on the Group’s assessment, the chance to settle the guarantee obligation by the Group is not probable as of March 31, 2024.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

5.	JD Technology reorganization (Continued)

On March 31, 2021, the Group entered into definitive agreements with JD Technology relating to the reorganization of the Group’s cloud computing and artificial intelligence business (“JD Cloud & AI”). Pursuant to the definitive agreements, the Group transferred JD Cloud & AI and additional RMB4 billion in cash, as consideration in exchange for newly issued ordinary shares of JD Technology. Upon completion of the transactions on March 31, 2021, JD Cloud & AI was deconsolidated from the Group’s unaudited interim condensed consolidated financial statements, and the Group’s equity interest in JD Technology increased from 36.8% to 41.7%. The Group and JD Technology are both controlled by Mr. Richard Qiangdong Liu before and after the transaction, so the acquisition of JD Technology’s equity interest was achieved through an under the common control transaction.

6.	Investment in equity investees

Measurement Alternative and NAV practical expedient

The carrying amount of the Group’s equity investments accounted for under the Measurement Alternative was RMB18,153 million and RMB18,015 million as of December 31, 2023 and March 31, 2024, respectively, and the carrying amount of the Group’s investments under NAV practical expedient was RMB8,133 million and RMB8,112 million as of December 31, 2023 and March 31, 2024, respectively. For the three months ended March 31, 2023 and 2024, the Group invested RMB189 million and RMB17 million in multiple private companies and private equity funds accounted for under the Measurement Alternative and NAV practical expedient, respectively, which may have operational synergy with the Group’s core business. During the three months ended March 31, 2023 and 2024, fair value changes recognized for equity investments which were measured using the Measurement Alternative and NAV practical expedient were not significant, respectively.

Equity method

As of March 31, 2024, the carrying value of the Group’s investments accounted for under the equity method totaled RMB29,722 million (as of December 31, 2023: RMB30,460 million), which mainly included the investment in Yonghui Superstores Co., Ltd, (“Yonghui”) amounting to RMB2,770 million and investment in JD Technology amounting to RMB13,167 million. The Group applies the equity method of accounting to account for its equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

Investment in Yonghui

Yonghui is a leading hypermarket and supermarket operator in China and is listed on the Shanghai Stock Exchange. As of March 31, 2024, total consideration for the investment in Yonghui was RMB6,462 million in cash. The Group held approximately 13.4% of Yonghui’s issued and outstanding shares and accounted for the investment in Yonghui using the equity method as the Group obtained significant influence by the rights to nominate one board member out of nine.

Investment in Yonghui is accounted for using the equity method with the investment cost allocated as follows:

	As of
	December 31, 2023	March 31, 2024
	(RMB in millions)
Carrying value of investment in Yonghui’s ordinary shares	3,426	2,770
Proportionate share of Yonghui’s net tangible and intangible assets	1,477	1,276

Positive basis difference	1,949	1,494

Positive basis difference has been assigned to:
Goodwill(*)	845	407
Amortizable intangible assets (**)	1,472	1,449
Deferred tax liabilities	(368)	(362)

	1,949	1,494

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

6.	Investment in equity investees (Continued)

(*)

In the first quarter of 2024, the Group conducted impairment assessments on its investment in Yonghui considering the duration and severity of the decline of Yonghui’s stock price after the investment, and concluded the decline in fair value of the investment was other-than-temporary. Accordingly, the Group recorded impairment charges of RMB438 million to write down the carrying value of its investment in Yonghui to its fair value, based on quoted closing price of Yonghui as of March 29, 2024.

(**)	As of March 31, 2024, the weighted average remaining life of the amortizable intangible assets not included in Yonghui’s consolidated financial statements was 12 years.

As of December 31, 2023 and March 31, 2024, the market value of the Group’s investment in Yonghui was RMB3,426 million and RMB2,770 million based on its quoted closing price, respectively.

7.	Accounts receivable, net

Accounts receivable, net consist of the following:

	As of
	December 31, 2023	March 31, 2024
	(RMB in millions)
Logistics receivables	12,305	10,915
Online retail and online marketplace receivables (*)	8,842	7,605
Advertising receivables and others	1,043	922

Accounts receivable	22,190	19,442
Allowance for doubtful accounts	(1,888)	(1,902)

Accounts receivable, net	20,302	17,540

The movements in the allowance for doubtful accounts are as follows:

	Three months ended March 31,
	2023	2024
	(RMB in millions)
Balance at beginning of the period	(1,582)	(1,888)
Additions	(83)	(47)
Write-off	13	33

Balance at end of the period	(1,652)	(1,902)

(*)

The accounts receivable in relation to consumer financing business, is included in online retail and online marketplace receivables. As JD Technology performs credit risk assessment services for the individuals and purchases the past-due receivables from the Group at carrying values to absorb the risks and obtain the returns from such financing arrangements, no allowance for doubtful accounts in relation to consumer financing receivables was provided.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

8.	Inventories, net

Inventories, net consist of the following:

	As of
	December 31, 2023	March 31, 2024
	(RMB in millions)
Products	71,297	71,109
Packing materials and others	1,131	1,273

Inventories	72,428	72,382
Inventory valuation allowance	(4,370)	(4,388)

Inventories, net	68,058	67,994

9.	Accounts payable

Accounts payable consist of the following:

	As of
	December 31, 2023	March 31, 2024
	(RMB in millions)
Vendor payable	131,421	117,862
Shipping charges payable and others	34,746	28,969

Total	166,167	146,831

JD Technology and other financial institutions (the “Institutions”) offer supply chain financing services to the Group’s suppliers. Suppliers can sell one or more of the Group’s payment obligations at their sole discretion to the Institutions to receive funds ahead of time to meet their cash flow needs. The Group’s rights and obligations are not impacted and the original payment terms, timing or amount, remain unchanged. The Group did not provide assets pledged as security or other forms of guarantees under the supply chain financing arrangements. As of December 31, 2023 and March 31,2024, RMB21,316 million and RMB10,808 million, respectively, of the outstanding payment obligations were elected by the suppliers and sold to the Institutions.

10.	Unsecured senior notes

In April 2016, the Company issued unsecured senior notes with two maturity dates for an aggregate principal amount of US$1,000 million. Listed on the Singapore Stock Exchange, these notes are both fixed rate notes and senior unsecured obligations, with interest payable semi-annually in arrears on and of each year, beginning on October 29, 2016. The unsecured senior notes were issued at a discount amounting to RMB79 million. The debt issuance costs of RMB36 million were presented as a direct deduction from the principal amount of the unsecured senior notes in the unaudited interim condensed consolidated balance sheets. The five-year unsecured senior notes due 2021 for the principal amount of US$500 million were mature on April 29, 2021, and the Company repaid the principal amount of US$500 million and the last semi-annual interests.

In January 2020, the Company issued unsecured senior notes with two maturity dates for an aggregate principal amount of US$1,000 million. Listed on the Singapore Stock Exchange, these notes are both fixed rate notes and senior unsecured obligations, with interest payable semi-annually in arrears on and of each year, beginning on July 14, 2020. The unsecured senior notes were issued at a discount amounting to RMB37 million. The debt issuance costs of RMB45 million were presented as a direct deduction from the principal amount of the unsecured senior notes in the unaudited interim condensed consolidated balance sheets.

In 2020, the Group repurchased the Company’s unsecured senior notes from the open market with a total principal amount of US$12 million (RMB78 million) at a reacquisition price of US$10 million (RMB72 million). In 2022, the Group further repurchased the unsecured senior notes from the open market with a total principal amount of US$6 million (RMB42 million) at a reacquisition price of US$5 million (RMB35 million).

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

10.	Unsecured senior notes (Continued)

A summary of the Company’s unsecured senior notes as of December 31, 2023 and March 31, 2024 is as follows:

	As of		Effective interest rate
	December 31, 2023	March 31, 2024
	(RMB in millions)
US$500 million 3.875% notes due 2026	3,520	3,528	4.15%
US$700 million 3.375% notes due 2030	4,898	4,907	3.47%
US$300 million 4.125% notes due 2050	1,993	1,997	4.25%

Carrying value	10,411	10,432
Unamortized discount and debt issuance costs	86	83

Total principal amounts of unsecured senior notes	10,497	10,515

The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

The unsecured senior notes contain covenants including, among others, limitation on liens, consolidation, merger and sale all or substantially all of the Company’s assets. The notes will rank senior in rights of payment to all of the Company’s existing and future obligations expressly subordinated in rights of payment to the notes and rank at least equal in rights of payment with all of the Company’s existing and future unsecured and unsubordinated obligations (subject to any priority rights pursuant to applicable law).

As of March 31, 2024, the principal of the unsecured senior notes of RMB3,548 million, RMB4,931 million and RMB2,036 million will be due in 2026, 2030 and 2050, respectively. The principal of the unsecured senior notes will be due according to the following schedule:

Principal amounts
(RMB in millions)
Within 1 year	—
Between 1 to 2 years	—
Between 2 to 3 years	3,548
Between 3 to 4 years	—
Between 4 to 5 years	—
Beyond 5 years	6,967

Total	10,515

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

11.	Leases

The Group has operating leases for warehouses, stores, office spaces, delivery centers and other corporate assets that the Group utilizes under lease arrangements.

A summary of supplemental information related to operating leases as of December 31, 2023 and March 31, 2024 is as follows:

	As of
	December 31, 2023	March 31, 2024
	(RMB in millions)
Operating lease ROU assets	20,863	21,503
Operating lease liabilities-current	7,755	7,859
Operating lease liabilities-non-current	13,676	14,264

Total operating lease liabilities	21,431	22,123

Weighted average remaining lease term	5.4 years	5.6 years
Weighted average discount rate	4.7%	4.5%

A summary of lease cost recognized in the Group’s unaudited interim condensed consolidated statements of operations and comprehensive income and supplemental cash flow information related to operating leases is as follows:

	Three months ended March 31,
	2023	2024
	(RMB in millions)
Operating lease cost	2,172	2,254
Short-term lease cost	786	836

Total	2,958	3,090

Cash paid for operating leases	2,247	2,306

A summary of maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of March 31, 2024 is as follows:

As of March 31, 2024
(RMB in millions)
Remainder of 2024	6,551
2025	5,666
2026	3,498
2027	2,225
2028	1,775
2029 and thereafter	5,882

Total lease payments	25,597
Less: interest	(3,474)

Present value of operating lease liabilities	22,123

As of March 31, 2024, the Group has no significant lease contract that has been entered into but not yet commenced.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

12.	Others, net

Others, net consist of the following:

	Three months ended March 31,
	2023	2024
	(RMB in millions)
Gains/(losses) from fair value change of long-term investments	902	(6)
Government financial incentives	404	378
Interest income	2,051	2,589
Gains from acquirements or disposals of businesses and investments	12	49
Impairment of investments	(26)	(120)
Foreign exchange gains/(losses), net	162	(36)
Others	(713)	(158)

Total	2,792	2,696

Government financial incentives represent rewards provided by the relevant PRC municipal government authorities to the Group for business achievements made by the Group. Government financial incentives are recognized in “others, net” in the unaudited interim condensed consolidated statements of operations and comprehensive income when the government financial incentives are received and no further conditions need to be met, otherwise the received amounts are recorded as liabilities. The amounts of such government financial incentives are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government financial incentives in the future.

13.	Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gains. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

Singapore

Under the current laws of Singapore, the Group’s subsidiaries in Singapore are subject to 17% income tax rate on any taxable income accruing in or derived from Singapore, or received in Singapore from outside Singapore for the three months ended March 31, 2023 and 2024, respectively.

Hong Kong

The Group’s subsidiaries incorporated in Hong Kong are subject to a two-tiered income tax rate on its taxable income generated from operations in Hong Kong effective on April 1, 2018. The first HK$2 million of profits earned by its subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The Group performs analysis on the foreign-derived income, mainly including dividend and interest, earned by its subsidiaries incorporated in Hong Kong, applies for an advance ruling with the Inland Revenue Department of Hong Kong for the income meeting exemption conditions and pays tax for the income subject to Hong Kong profits tax under Foreign Source Income Exemption (“FSIE”) regime.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

13.	Income taxes (Continued)

Chinese mainland

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Most of the Group’s PRC subsidiaries and consolidated VIEs are subject to the statutory income tax rate of 25%.

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate subject to these HNTEs meeting certain qualification criteria. Beijing Shangke qualified as HNTE and enjoys a preferential income tax rate of 15% for the three months ended March 31, 2023 and 2024, respectively. Beijing Wodong Tianjun has been entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from its first profitable year as a “software enterprise”. It applied the privilege of “software enterprise” and enjoyed a 50% reduction in ordinary tax rate for the three months ended March 31, 2023 and 2024.

Certain enterprises will benefit from a preferential tax rate of 15% under the EIT Law if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions (initially effective through the end of 2010 and further extended to 2030), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations. Chongqing Haijia and certain other entities of the Group are qualified as the enterprises within the Catalogue of Encouraged Industries in Western Regions and enjoyed 15% preferential income tax rate.

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities are entitled to claim a certain proportion of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (“Super Deduction”). In March 2023, the State Taxation Administration (“STA”) of the PRC announced that 200% of research and development expenses can be deducted before tax from January 1, 2023.

Withholding tax on undistributed dividends

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for the PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for the PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a Foreign Investment Enterprise (“FIE”) to its immediate holding company outside of the Chinese mainland, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within the Chinese mainland or if the received dividends have no connection with the establishment or place of such immediate holding company within the Chinese mainland, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with the Chinese mainland that provides for a different withholding arrangement. According to the arrangement between the Chinese mainland and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in the Chinese mainland to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the FIE satisfies the criteria for “beneficial owner” under Circular No. 9, which was issued by the STA in February 2018, and the foreign investor owns directly at least 25% of the shares of the FIE).

Before 2022, the Company did not record any dividend withholding tax on the retained earnings of its FIEs in the Chinese mainland, as the Company intended to reinvest all earnings in the Chinese mainland to further expand its business in the Chinese mainland, and its FIEs did not intend to declare dividends on the retained earnings to their immediate foreign holding companies.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

13.	Income taxes (Continued)

Withholding tax on undistributed dividends (Continued)

For the three months ended March 31, 2023 and 2024, the Company accrued RMB180 million and RMB309 million withholding tax expenses associated with its earnings expected to be distributed from its FIEs in the Chinese mainland to countries or regions other than the Chinese mainland, respectively. As of December 31, 2023 and March 31, 2024, the Company has accrued withholding tax liabilities associated with all of its earnings expected to be distributed from its FIEs in the Chinese mainland to countries or regions other than the Chinese mainland, except for unrecognized deferred tax liabilities of RMB3.2 billion and RMB3.4 billion related to the remaining undistributed earnings that the Company still intends to indefinitely reinvest in the Chinese mainland, respectively.

The components of income tax expenses and effective income tax rate are as follows:

	Three months ended March 31,
	2023	2024
	(RMB in millions, except for percentages)
Current income tax expenses	(1,675)	(1,873)
Deferred tax expenses	66	173

Total income tax expenses	(1,609)	(1,700)

Effective income tax rates	20.6%	18.8%

14.	Dividends

The Company adopted an annual dividend policy, under which the Company may choose to declare and distribute a cash dividend each year, starting from 2023, at an amount determined in relation to the Company’s financial performance in the previous fiscal year, among other factors. Dividends are recognized when declared.

On March 9, 2023, the Company announced that the Board of Directors approved a cash dividend of US$0.31 per ordinary share, or US$0.62 per ADS, to the holders of ordinary shares and ADSs, respectively, as of the close of business on April 6, 2023. The aggregate amount of the dividend was approximately US$1 billion.

On March 6, 2024, the Company announced that the Board of Directors approved a cash dividend of US$0.38 per ordinary share, or US$0.76 per ADS, to the holders of ordinary shares and ADSs, respectively, as of the close of business on April 5, 2024. The aggregate amount of the dividend was approximately US$1.2 billion.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

15.	Share repurchase program

In March 2020, the Board of Directors of the Company authorized a share repurchase program (“2020 share repurchase program”) under which the Company may repurchase up to US$2,000 million worth of its ADSs over the following 24 months. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management. In December 2021, the Board of Directors of the Company approved modifications to 2020 share repurchase program, pursuant to which the repurchase authorization increased from US$2,000 million to US$3,000 million and was extended until March 17, 2024.

In March 2024, the Company announced that the Board of Directors has approved a new share repurchase program (the “New Share Repurchase Program”), effective upon the expiry of the 2020 share repurchase program in March 2024. Pursuant to the New Share Repurchase Program, the Company may repurchase up to US$3.0 billion worth of its shares (including ADSs) over the next 36 months through March 2027.

For the three months ended March 31, 2023, the Company repurchased 7,678,980 Class A ordinary shares (including ADSs) for US$153 million (RMB1,052 million) on the open market, at a weighted average price of US$19.93 per share. Under the 2020 share repurchase program, the Company had repurchased 48,230,474 Class A ordinary shares (including ADSs) for approximately US$645 million (RMB4,578 million) during the period from January 1, 2024 to March 17, 2024 (the expiration date of 2020 share repurchase program). Under the New Share Repurchase Program, the Company had repurchased 39,273,924 Class A ordinary shares (including ADSs) for approximately US$533 million (RMB3,785 million) during the period from March 18, 2024 to March 31, 2024. The weighted average price of share repurchase during the first quarter of 2024 was US$13.47 per share.

The Company accounts for the repurchased ordinary shares under the cost method and includes such treasury stock as a component of the shareholders’ equity.

16.	Net income per share

Basic and diluted net income per share for each of the periods presented are calculated as follows:

	Three months ended March 31,
	2023	2024
Numerator:
Net income attributable to the Company’s ordinary shareholders – basic (RMB in millions)	6,261	7,130
Impact of subsidiaries’ diluted earnings (RMB in millions)	(16)	(6)

Net income attributable to the Company’s ordinary shareholders – diluted (RMB in millions)	6,245	7,124
Denominator:
Weighted average number of shares – basic	3,139,192,094	3,126,409,229
Adjustments for dilutive options and RSUs	40,852,972	17,619,579

Weighted average number of shares – diluted	3,180,045,066	3,144,028,808
Basic net income per share attributable to the Company’s ordinary shareholders (RMB)	1.99	2.28
Diluted net income per share attributable to the Company’s ordinary shareholders (RMB)	1.96	2.27

Generally, basic net income per share is computed using the weighted average number of ordinary shares outstanding during the respective period. Diluted net income per share is computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the respective period. The potentially dilutive ordinary shares included RSUs and options to purchase ordinary shares of 84,782,426 and 69,641,182 for the three months ended March 31, 2023 and 2024 on a weighted average basis, respectively. They were not included in the calculation of diluted net income per share in the periods presented where their inclusion would be anti-dilutive.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

17.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of March 31, 2024:

Name of related parties	Relationship with the Group
JD Technology	An investee of the Group, and controlled by the Founder
Property Funds*	Investees of the Group
ATRenew Inc. and its subsidiaries (“ATRenew Group”)	An investee of the Group

(*)

Since 2019, several property funds (“Property Funds”) were established by JD Property together with certain third-party investors. Investments in these Property Funds were accounted for using the equity method.

(a) The Group entered into the following transactions with the major related parties:

Transactions	Three months ended March 31,
	2023	2024
	(RMB in millions)
Revenues:
Services provided and products sold to ATRenew Group	92	111
Services provided and products sold to JD Technology	379	372
Operating expenses:
Payment processing and other services received from JD Technology	3,022	3,359
Lease and property management services received from Property Funds	389	431
Other income:
Interest income from loans provided to JD Technology	84	—
Interest income from loans provided to Property Funds	18	7

Revenues from related parties, excluding those from the major related parties as stated above, represented approximately 0.12% and 0.14% of total net revenues of the Group for the three months ended March 31, 2023 and 2024, respectively. Transactions with related parties included in operating expenses, excluding those with the major related parties as stated above, represented 0.11% and 0.16% of total operating expenses of the Group for the three months ended March 31, 2023 and 2024, respectively.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

17.	Related party transactions (Continued)

(b) The Group had the following balances with the major related parties:

	As of
	December 31, 2023	March 31, 2024
	(RMB in millions)
Due from/(to) JD Technology
Loans provided to JD Technology (*)	50	—
Other payables to JD Technology	(1,497)	(509)
Due from Property Funds
Loans provided to Property Funds (*)	1,136	1,291
Other receivables from Property Funds	427	1,062
Due from ATRenew Group	53	60

Total	169	1,904

Deferred revenues in relation to traffic support, marketing and promotion services to be provided to ATRenew Group	(182)	(75)

(*)

In relation to the loans provided to JD Technology and Property Funds, the Group charged JD Technology and Property Funds based on fair market interest rate, and cash flows resulted from the loans were presented within investing activities in the unaudited interim condensed consolidated statements of cash flows.

As of December 31, 2023 and March 31, 2024, the Group recorded amount due from related parties other than the major related parties as stated above of RMB498 million and RMB530 million, which represented approximately 1.39% and 1.75% of the Group’s total accounts receivable, net and prepayments and other current assets, respectively. As of December 31, 2023 and March 31, 2024, the Group recorded amount due to related parties other than the major related parties and deferred revenues in relation to traffic support, marketing and promotion services to be provided to related parties other than the major related parties as stated above of RMB173 million and RMB207 million, which represented approximately 0.07% and 0.09% of the Group’s total accounts payable, advance from customers, accrued expenses and other current liabilities, deferred revenues and other non-current liabilities, respectively.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

17.	Related party transactions (Continued)

(c) Other information related to related party transactions:

Based on a series of agreements signed on January 1, 2016, JD Technology performs the credit risk assessment and other related services in relation to consumer financing business and obtain the returns from such services, and JD Technology purchases the consumer financing receivables past due over certain agreed period of time from the Group at carrying values without recourse and also agrees to bear other cost in direct relation to the consumer financing business to absorb the risks. In connection with the agreements, the total amount of past-due consumer financing receivable related to the consumer financing business sold from the Group to JD Technology were RMB46 million and RMB84 million for the three months ended March 31, 2023 and 2024, respectively.

The Group transferred certain financial assets to JD Technology with or without recourse at fair value. The accounts receivable transferred without recourse were RMB10,205 million and RMB11,537 million for the three months ended March 31, 2023 and 2024, respectively, and were derecognized.

Mr. Richard Qiangdong Liu, the Group’s Chairman of the board since the Group’s inception and the Chief Executive Officer since the Group’s inception to April 2022, has purchased his own aircraft for both business and personal use. The use of the aircraft in connection with the performance of his duty as employee is free of charge to the Group, and the Group has agreed to assume the cost of maintenance, crew and operations of the aircraft relating to the use of the aircraft. Such maintenance and incidental costs were insignificant for all periods presented.

The terms of the agreements with the related parties are determined based on contracted prices negotiated with other parties in normal commercial terms.

18.	Segment reporting

The Group derives the results of the segments directly from its internal management reporting system. The CODM measures the performance of each segment based on metrics of revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The Group currently does not allocate assets, share-based compensation expenses and certain operating expenses to its segments, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments. As most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from the PRC, no geographical information is presented.

As disclosed in Note 2(ff), from the first quarter of 2024, the Company started to report three segments, JD Retail, JD Logistics and New Businesses (including Dada), to reflect changes made to the reporting structure whose financial information is reviewed by the CODM under its ongoing operating strategies.

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

18.	Segment reporting (Continued)

The table below sets forth the segment operating results, with prior period segment information retrospectively recast to conform to current period presentation:

	Three months ended March 31,
	2023	2024
	(RMB in millions)
Net revenues:
JD Retail	212,358	226,835
JD Logistics	36,728	42,137
New Businesses	6,026	4,870
Inter-segment eliminations (*)	(12,156)	(13,793)

Total segment net revenues	242,956	260,049
Operating income/(loss):
JD Retail	9,844	9,325
JD Logistics	(1,123)	224
New Businesses	(374)	(670)
Including: gain on sale of development properties	472	—

Total segment operating income	8,347	8,879
Unallocated items(**)	(1,920)	(1,179)

Total consolidated operating income	6,427	7,700
Total other income	1,381	1,365

Income before tax	7,808	9,065

(*)

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, on-demand delivery and retail services provided by Dada to JD Retail and JD Logistics, and property leasing services provided by JD Property to JD Logistics.

(**)	A summary of unallocated items for the periods presented is as follows:

	Three months ended March 31,
	2023	2024
	(RMB in millions)
Share-based compensation	(1,474)	(759)
Amortization of intangible assets resulting from assets and business acquisitions	(336)	(309)
Effects of business cooperation arrangements	(110)	(111)

Total	(1,920)	(1,179)

JD.com, Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

19.	Contingencies

Legal proceedings

From time to time, the Group is subject to legal proceedings and claims in the ordinary course of business. Third parties assert patent infringement claims against the Group from time to time in the form of letters, lawsuits and other forms of communication. In addition, from time to time, the Group receives notification from customers claiming that they are entitled to indemnification or other obligations from the Group related to infringement claims made against them by third parties. Litigation, even if the Group is ultimately successful, can be costly and divert management’s attention away from the day-to-day operations of the Group. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of March 31, 2024.

20.	Subsequent events

Share repurchase program

Under the New Share Repurchase Program, the Company had repurchased 10,808,976 Class A ordinary shares (including ADSs) for approximately US$137 million during the period from April 1, 2024 to May 15, 2024.